EXHIBIT 10.8

CHESS Sponsorship Deed

GFN Asia Pacific Holdings Pty Ltd.

Credit Suisse Equities (Australia) Limited

Bison Capital Partners V, L.P.

Contents

CHESS Sponsorship Deed

Date   **26 September 2017**

Parties   **GFN Asia Pacific Holdings Pty Ltd. ACN 620 127 791** of c/o General Finance Corporation, 39 East Union Street, Pasadena, California 91103, U.S.A. (**Security Provider**)

Credit Suisse Equities (Australia) Limited ABN 35 068 232 708 at at Level 31, Gateway Building, 1 Macquarie Place, Sydney, NSW, 2000, Australia (**Participant**)

Bison Capital Partners V, L.P. of 233 Wilshire Boulevard, Suite 425, Santa Monica, California 90401, U.S.A (**Secured Party**)

Background

A.   The Participant and the Security Provider wish to enter into the CHESS Sponsorship Agreement.

B.   The Security Provider has charged or is proposing to charge the CHESS Securities to the Secured Party under the Security Agreement.

C.   This deed is entered into to protect the interests of the Secured Party under the Security Agreement.

Operative provisions

1.   Definitions and interpretation

1.1   Definitions

In this deed:

Authorised Officer means:

(a)   in relation to the Security Provider, any director or company secretary of the Security Provider, or any person nominated by the Security Provider by a notice to the Secured Party as an authorised officer on behalf of the Security Provider to sign notices or documents in connection with this deed, the notice to be accompanied by specimen signatures of the persons concerned; and

(b)   in relation to the Participant or the Secured Party, any person whose title or office includes the words manager, associate director, director, company secretary and any person acting in any of those officers, or any person appointed as an Authorised Officer by the Participant or Secured Party, as applicable.

ASX means ASX Limited (ABN 98 008 624 691), or the financial market it operates, as the context requires.

ASX Rules means the rules relating to the operation of CHESS including the ASX Settlement Operating Rules as published by the ASX Limited (ABN 98 008 624 691).

Attorney means any attorney (including any delegate) appointed under the Security Agreement.

Business Day means a day (other than a Saturday or Sunday) on which banks are open for business generally in Sydney.

CHESS means the Clearing House Electronic Sub-register System.

CHESS Securities means ordinary shares in the Company which are, or are proposed to become, the subject of the CHESS Sponsorship Agreement from time to time, which on or about:

(a)   the date of this deed, consist of 50,198,206 ordinary shares in the Company; plus

(b)   26 September, consist of an additional 48,137,929 ordinary shares in the Company; plus

(c)   10 November 2017, consist of an additional 1,050,917 ordinary shares in the Company,

with subsections (a), (b) and (c) above cumulating to 99,387,052 ordinary shares of the Company representing in aggregate 99.0% of the issued and outstanding ordinary shares in the Company.

CHESS Sponsorship Agreement means the sponsorship agreement between the Participant and the Security Provider constituted, and governed by the Sponsorship Agreement Terms, pursuant to clause 1.7 of this deed.

Collateral Agent has the meaning given to that term in the Securities Purchase Agreement.

Company means Royal Wolf Holdings Limited, a limited liability company incorporated in Australia with registered number ABN 91 121 226 793 and listed on the ASX under stock code RWH.

Controlling Participant has the meaning given to that term under the ASX Rules, provided that such Controlling Participant has been appointed pursuant to the terms of the CHESS Sponsorship Agreement.

Cost means any cost, expense, charge, liability or disbursement.

CSF Operator means ASX Settlement Pty Limited ABN 49 008 504 532 or its successor as the operator of the clearing and settlement facility for the financial market operated by ASX.

Enforcement Event has the meaning given to the term "Event of Default" in the Security Agreement.

Finance Document means:

(a)   this deed;

(b)   the Security Agreement;

(c)   the Securities Purchase Agreement; and

(d)   each other "Collateral Document" as defined in the Securities Purchase Agreement; and

(e)   each other "Finance Document" as defined in the Security Agreement.

Government Authority means any government or governmental or semi-governmental entity, authority, agency, commission, corporation or body (including those constituted or formed under any Statute), local government authority, administrative or judicial body or tribunal or stock exchange.

GST means any goods and services Tax, consumption Tax, value added Tax or any similar Tax.

Holders has the meaning given to that term in the Securities Purchase Agreement.

Marketable Securities has the meaning given to "marketable securities" in section 9 of the Corporations Act but as if the reference to "managed investment scheme" included any unit trust which is not registered under the Corporations Act.

Notes has the meaning given to that term in the Securities Purchase Agreement.

Power means any right, power, authority, discretion, remedy or privilege conferred on the Secured Party, any Receiver or any Attorney, in any case, under the Security Agreement or by law.

Receiver means a receiver or receiver and manager appointed under the Security Agreement.

Related Body Corporate has the meaning given to it in the Corporations Act 2001 (Cth).

Secured Property has the meaning given to the term "Secured Property" in the Security Agreement.

Securities Purchase Agreement means the amended and restated securities purchase agreement dated 19 September 2017 among General Finance Corporation, a Delaware corporation, the Security Provider, GFN Asia Pacific Finance Pty Ltd., an Australian corporation, and the Secured Party, and others.

Security Agreement means the document titled "General Security Deed" dated on or about the date of this deed between the Security Provider and the Secured Party.

Sponsorship Agreement Terms means the terms and conditions set out in the document titled "Broker Sponsorship Agreement" which is attached as Schedule 1 to this deed.

Statute means any legislation of the Parliament of the Commonwealth of Australia, of any State or Territory of the Commonwealth of Australia or of any other jurisdiction or Government Authority in force at any time.

Tax means any taxes, levies, imposts, deductions, charges and withholdings assessed, imposed, collected or withheld under any legislation and, in each case, all interest, fines, penalties, charges, fees or other amounts in respect of them.

1.2 Interpretation

In this deed:

(a)   headings are for convenience only and do not affect interpretation;

and unless the context indicates a contrary intention:

(b)   **"person"** includes an individual, the estate of an individual, a corporation, a Government Authority, an association or a joint venture and a trust;

(c)   a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes a substituted or an additional trustee;

(d)   a reference to a document is to that document as varied, novated, ratified, replaced or restated from time to time;

(e)   a reference to a law includes any law, principle of equity, Statute and official directive of any Government Authority and a reference to any legislation (including any Statute) includes any rule, regulation, ordinance, by-law, statutory instrument, order or notice at any time made under that legislation and, in each case, any consolidations, amendments, re-enactments and replacements;

(f)   a word importing the singular includes the plural (and vice versa) and a word indicating a gender includes every other gender;

(g)   a reference to a party, clause or schedule is a reference to a party, clause or schedule to or of this deed and a reference to this deed includes all schedules to it;

(h)   if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(i)   a reference to an asset includes any real or personal property or asset, whether tangible or intangible, present or future, together with any interest or benefit in or revenue from, such property or asset;

(j)   **"includes"** in any form is not a word of limitation; and

(k)   where the day on or by which any sum is payable or any act, matter or thing is to be done is a day other than a Business Day, that sum will be paid or that act, matter or thing will be done on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

1.3   Capacity of Secured Party

(a)   The Secured Party enters into this deed in its capacity as Collateral Agent for the benefit of the Holders under the Securities Purchase Agreement.

(b)   Each Holder of the Notes under the Securities Purchase Agreement may enforce any rights, remedies and benefits under this deed only through the Secured Party (acting as Collateral Agent on behalf of the Holders).

(c)   The consent of any person who is not a party to this deed is not required to rescind or vary this deed at any time.

1.4   ASX Rules definitions

Unless defined in this deed or as the context otherwise requires, expressions which are given a meaning in the ASX Rules have the same meaning in this deed.

1.5   Inconsistencies

(a)   If there is any inconsistency between this deed and the requirements of the ASX Rules:

(i)   the ASX Rules will prevail to the extent of the inconsistency; and

(ii)   the parties must, as soon as practicable following receipt of written notice from the Participant identifying the inconsistency, vary this deed to the extent to which, in the reasonable opinion of the Participant, it is necessary to remove the inconsistency.

(b)   Despite the provisions of the CHESS Sponsorship Agreement, the Security Provider acknowledges that it and the Participant have entered into this deed to reflect the Secured Party's security interest over the Secured Property. This deed prevails over the CHESS Sponsorship Agreement to the extent of any inconsistency.

1.6 Finance Document

The Security Provider and the Secured Party acknowledge and agree with each other that this deed is a:

(a)   "Finance Document" for the purposes of the Security Agreement; and

(b)   "Collateral Document" for the purposes of the Securities Purchase Agreement.

1.7 Appointment of Participant as broker

On and from the date of this deed, the Security Provider appoints the Participant to provide transfer and settlement services as the Security Provider's agent and controlling participant pursuant to the Sponsorship Agreement Terms and the Participant accepts that appointment.

2. Acquisition and holding of CHESS Securities

2.1 Participant as Controlling Participant

The Security Provider must (to the extent permitted by law and the ASX Rules):

(a)   ensure that each Marketable Security held by it from time to time that forms part of the Secured Property:

   (i)   is acquired as; or

   (ii)   immediately on its acquisition is the subject of a Transfer or a Conversion to,

   a Participant Sponsored Holding with the Participant as Controlling Participant pursuant to the CHESS Sponsorship Agreement;

(b)   without limiting paragraph (a) above, immediately take all steps necessary to effect a Transfer or a Conversion of each Marketable Security held by it from time to time that forms part of the Secured Property from:

   (i)   a Certificated Holding to a Participant Sponsored Holding; and

   (ii)   an Issuer Sponsored Holding to a Participant Sponsored Holding,

   with the Participant as Controlling Participant pursuant to the CHESS Sponsorship Agreement for these holdings;

(c)   do all acts and things necessary, or required by the Secured Party or the Participant, to ensure that such Marketable Securities are so acquired, Transferred or Converted to a Participant Sponsored Holding with the Participant as Controlling Participant pursuant to the CHESS Sponsorship Agreement; and

(d)   provide the Secured Party with full details of the acquisition, Transfer or Conversion once it has been completed, including copies of any documentation connected with that acquisition, Transfer or Conversion.

2.2 HIN or SRN

(a)   The Security Provider undertakes to promptly advise the Secured Party in writing of any HIN or SRN used to identify it as soon as it becomes aware of such HIN or SRN.

(b)   The Security Provider consents to the Secured Party inserting into the Security Agreement on or after the date of this deed the details of any HIN or SRN used to identify the CHESS Securities forming part of the Secured Property.

2.3 Delivery of documents

If required by the Secured Party to do so (including as a consequence of any Transfer or Conversion of a CHESS Security by the Participant in an Off Market Transaction), the Security Provider must immediately give to the Participant all certificates, marked or unmarked transfers and any other documents relating to each CHESS Security that forms part of the Secured Property or any of the Secured Property that is capable of Transfer or Conversion into a CHESS Holding as soon as they are available to the Security Provider or its agents, together with any documents which are necessary to effect a Transfer or Conversion.

2.4 Subpositions

(a)   If the Secured Party determines (acting reasonably) that a Subposition, Holder Record Lock or other similar mechanism is necessary or desirable to protect its interest in a CHESS Security that forms part of the Secured Property, the Security Provider and the Participant must, promptly following request from the Secured Party, do all things and take all actions (including executing documents) to cause that CHESS Security to be reserved in a Subposition or subject to a Holder Record Lock or other similar mechanism on the conditions, if any, specified by the Secured Party.

(b)   The Participant and the Security Provider must not:

(i)   reserve or release, or attempt to reserve or release, the CHESS Securities into or out of a Subposition; or

(ii)   subject, or attempt to subject, the CHESS Securities to a Holder Record Lock or similar mechanism,

without the written consent of the Secured Party.

3. Sponsorship representations and warranties

3.1 By Security Provider

(a)   The Security Provider represents and warrants to the Secured Party and the Participant that each of this deed and the CHESS Sponsorship Agreement is valid, binding and enforceable against it in accordance with its terms.

(b)   The Security Provider represents and warrants to the Secured Party that, to the extent permitted by law and the ASX Rules, all the Marketable Securities that form part of the Secured Property are held under the CHESS Sponsorship Agreement as a Participant Sponsored Holding with the Participant as the Controlling Participant pursuant to the CHESS Sponsorship Agreement.

3.2 By Participant and Secured Party

Each of the Participant and the Secured Party represents and warrants to the other on the date of this deed that:

(a)   this deed is valid, binding and enforceable against it in accordance with its terms;

(b)   in the case of the Participant, it is and continues to be able to establish Participant Sponsored Holdings in accordance with the ASX Rules.

3.3 Repetition

Each representation and warranty in clause 3.1 is repeated, with reference to the facts and circumstances at the time, on each day on which representations and repeated under the Securities Purchase Agreement until termination of this deed.

4. Participant's undertakings

4.1 Dealings with CHESS Securities

Without affecting any of the rights as between the Security Provider and the Secured Party under the Security Agreement, the Security Provider irrevocably authorises and instructs the Participant to, and the Participant agrees with the Secured Party that it will, until the Participant receives a notification from the Secured Party under clause 5.2:

(a) deal with the CHESS Securities covered by this deed only on the instructions, and with the consent, of the Secured Party;

(b) at any time after the Secured Party notifies the Participant that an Enforcement Event has occurred, transfer the legal title to any of the CHESS Securities covered by this deed upon receiving the instructions of the Secured Party;

(c) at any time after the Secured Party notifies the Participant that an Enforcement Event has occurred, issue the appropriate CHESS Transfer message to the CSF Operator upon receiving the instructions of the Secured Party to receive or deliver or Transfer any CHESS Securities covered by this deed;

(d) in respect of the sale of any CHESS Securities covered by this deed which has been instructed or consented to by the Secured Party, remit to the Secured Party or as it may direct, in each case to such account in Australia as the Secured Party may specify by not less than [five] Business Days' prior notice, the proceeds of sale received by the Participant promptly upon receipt without any deduction other than any Costs or Taxes payable to it, or for which it is entitled to be indemnified or reimbursed, pursuant to this deed or the CHESS Sponsorship Agreement in respect of the CHESS Securities; and

(e) at any time after the Secured Party notifies the Participant that an Enforcement Event has occurred, if so instructed by the Secured Party:

(i) accept a takeover offer for any of the CHESS Securities covered by this deed; and

(ii) initiate a change in the sponsorship of the CHESS Securities covered by this deed,

without reference to the Security Provider.

4.2 Secured Party or Receiver instructing the Participant

If the Secured Party notifies the Participant that an Enforcement Event has occurred and that the Secured Party, a Receiver or any Attorney is exercising its Powers under the Security Agreement:

(a) the Secured Party, Receiver or any Attorney may instruct the Participant to effect any dealing in respect of the CHESS Securities without reference to the Security Provider; and

(b) the Participant agrees to act on the instructions of the Secured Party, Receiver or any Attorney as set out in clause 4.2(a), and may (and is authorised by the Secured Party to) remove any Holder Record Lock in accordance with the ASX Rules to facilitate that exercise of Power and, without instruction, confirmation or ratification from the Security Provider,

and the Security Provider will be bound by those instructions.

4.3 Conversions

Where the ASX Rules require a Conversion of the CHESS Securities to a type of holding other than a Participant Sponsored Holding:

(a)   the Participant must promptly notify the Secured Party and the Security Provider upon becoming aware of the required Conversion;

(b)   the Participant may effect the required Conversion in accordance with the ASX Rules and must, at any time after the Secured Party notifies the Participant that an Enforcement Event has occurred, effect the required Conversion in accordance with the Secured Party's instructions (if any);

(c)   the Participant must provide the Secured Party and the Security Provider with full details of the Conversion once it has been effected; and

(d)   any Certificates received by the Participant, in relation to the Marketable Securities which were immediately prior to the Conversion CHESS Securities, as a result of the Conversion must promptly be delivered by the Participant to the Secured Party.

4.4 Required change to form of holding or registration

The Participant must promptly notify the Secured Party upon becoming aware of any requirement which affects the way in which any CHESS Security is held or registered. If the Participant is required by law or by a Government Authority (including the CSF Operator) to effect such a change, then:

(a)   the Participant may comply with the requirement; and

(b)   without limiting the Security Provider's obligations under the Security Agreement, the Security Provider must do whatever the Secured Party (acting reasonably) requires it to do to ensure that the Secured Party is as effectively secured in respect of that CHESS Security after the change is effected.

4.5 Participant not bound to enquire

When dealing with the Secured Party, a Receiver or any Attorney, the Participant need not enquire whether:

(a)   there has been a default under the Security Agreement, or whether a Receiver or Attorney has been properly appointed; or

(b)   the Secured Party, a Receiver or any Attorney has executed or registered an instrument or exercised a Power properly or with authority.

4.6 Participant's general obligations

The Participant must:

(a)   **(giving effect to interests)** take whatever action is reasonably required by the Secured Party in accordance with the ASX Rules (including any actions specified in clause 4.1 but the Secured Party agrees with the Security Provider that it will not direct the Participant to take any of the actions specified in clauses 4.1(b), 4.1(c) or 4.1(e) unless and until the Secured Party has notified the Participant that an Enforcement Event has occurred) to give effect to the arrangements under the

Security Agreement and the Security Provider irrevocably authorises the Participant to take such action;

(b) **(information)** if requested by the Secured Party, provide the Secured Party with copies of statements of holding balances and any other information which the Participant is reasonably able to obtain in relation to the CHESS Securities; and

(c) **(CHESS Sponsorship Agreement)** not change, or agree to a change in, the CHESS Sponsorship Agreement in a manner which is in any way inconsistent with the arrangements set out in this deed, unless required by law or the ASX Rules (in which case, such change must be promptly notified to the Secured Party).

4.7 Security Provider covenants

The Security Provider acknowledges and agrees that:

(a) the Security Provider will not act in a manner in any way inconsistent with the arrangements set out in this deed, and in particular and despite its role as Participant Sponsored Holder, it will not:

(i) give any instructions to or conduct any dealings with the Participant as Controlling Participant pursuant to the CHESS Sponsorship Agreement or otherwise in connection with the CHESS Securities that form part of the Secured Property or the CHESS Sponsorship Agreement other than as specifically permitted under this deed or any other Finance Document; and

(ii) exercise any of its rights as Participant Sponsored Holder other than as specifically permitted on and subject to the terms of this deed or any other Finance Document; and

any such action of the Security Provider prohibited by this clause 4.7(a) is of no effect; and

(b) at any time after the Secured Party notifies the Participant that the Participant as Controlling Participant pursuant to the CHESS Sponsorship Agreement is entitled to rely on the instructions received from the Secured Party, a Receiver or any Attorney dealing in any way with the CHESS Securities or the CHESS Sponsorship Agreement as if the Secured Party or that Receiver or Attorney were the Participant Sponsored Holder under that CHESS Sponsorship Agreement in the place of the Security Provider.

4.8 Instructions and directions

Each of the Security Provider and the Participant acknowledges and agrees that instructions and directions given to the Participant by the Security Provider in relation to the CHESS Securities will be of no force and effect unless endorsed by the Secured Party with its written consent.

4.9 Securities lending arrangements

Each of the Security Provider and the Participant must not enter into, or take steps to enter into, any securities lending arrangements or other similar arrangement in relation to the CHESS Securities.

4.10 Role of Participant

Notwithstanding anything to the contrary in this deed:

(a) the Participant may do anything that (in its opinion) is necessary to comply with any law, the ASX Rules or order of any court of competent jurisdiction;

(b)   the Participant is not obliged to do or to omit to do anything if it would or might in its opinion constitute a breach of any law, the ASX Rules or order of any court of competent jurisdiction;

(c)   the Participant may refrain from exercising any right or performing any obligation, even if it is instructed to do so, or would otherwise be obliged to exercise it or perform it unless and until it has received any security it requires for any Cost which it believes (acting reasonably) it may incur in relation to that exercise or performance;

(d)   the Participant may:

   (i)   rely on any representation, communication, notice, or document believed by it to be genuine;

   (ii)   assume that:

      A.   (unless it has received notice to the contrary from the Secured Party), no Enforcement Event has occurred and no Power vested in the Secured Party, any Receiver or any Attorney may be or has been exercised;

      B.   any instructions received by it from the Secured Party, any Receiver or any Attorney are properly authorised and given and, unless it has received notice of revocation from the Secured Party, those instructions have not been revoked; and

      C.   everything done or purported to be done by the Secured Party, any Receiver or any Attorney (including the exercise of any Power) is lawful and has been duly authorised and properly done;

   (iii) rely on a written statement of an Authorised Officer of the Secured Party:

      A.   as to any matter of fact or circumstance; or

      B.   to the effect that the Secured Party approves of any particular dealing, transaction, step, action or thing,

      as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that statement; and

   (iv)   without limiting any of the above paragraphs, rely on anything done or provided by the Secured Party;

(e)   the Participant is not taken to have notice or knowledge of the terms of any Finance Document (other than this deed);

(f)   the Participant will only be taken to have notice or knowledge of anything if it is received or held by the division or department responsible for performing the role of Participant; and

(g)   the Participant may engage on any terms it reasonably determines and rely on the advice or services of any lawyer or other adviser in relation to the performance of its obligations under this deed. The Participant is not liable for anything done or omitted by it in reliance on any such advice or services (or any diminution in value).

4.11   Liability

Notwithstanding anything to the contrary in this deed:

(a)   each party to this deed releases the Participant and its Related Bodies Corporate, and its and their respective officers, personnel, agents and attorneys (together the **Indemnified Parties**), from liability of any type to it under or in connection with this deed or any related transaction or past or future conduct (including omissions), except to the extent resulting from the Participant's fraud, gross negligence or wilful misconduct;

(b)   without limiting paragraph (a), no Indemnified Party is responsible to any other party to this deed for, nor will be liable in respect of, any action taken (or not taken) in accordance with a notice or instruction given to it by the Secured Party, any Receiver or Attorney;

(c)   no party (other than the Participant) may take any proceedings against any director, officer, personnel, agent or attorney of the Participant in respect of any claim it might have in relation to this deed; and

(d)   without prejudice to any other provision of this deed or the CHESS Sponsorship Agreement excluding or limiting the Participant's liability, to the extent permitted by law, any liability of the Participant arising under or in connection with this deed or any related transaction or past or future conduct (including omissions) shall be limited to the amount of actual loss which has been suffered (as determined by reference to the date of default of the Participant or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Participant at any time which increase the amount of that loss;

(e)   in no event shall the Participant be liable for:

   (i)   any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Participant has been advised of the possibility of such loss or damages; or

   (ii)   any cost, loss or liability arising as a result of:

      A.   any act, event or circumstance not reasonably within its control; or

      B.   nationalisation, expropriation or other governmental actions, any regulation, currency restriction, devaluation or fluctuation, market conditions affecting the execution or settlement of transactions or the value of assets, breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems, natural disasters or acts of God, war terrorism, insurrection or revolution, or strikes or industrial action.

The Participant holds the benefit of this clause on trust for each other Indemnified Party as well as for itself.

4.12   Disclosure

Each of the Security Provider and the Secured Party severally agrees with the Participant that it will comply with all applicable laws in respect of any notification, reporting and disclosure obligations and requirements in connection with dealings or interests in the CHESS Securities or any of the transactions contemplated under this deed, including where notification, reporting or disclosure is required following the exercise of any Power.

5. Termination

5.1 Participant unable to perform

If the Participant is suspended from participation in CHESS, or is otherwise unable to perform its obligations under the CHESS Sponsorship Agreement or this deed, the Security Provider must ensure that it complies with its obligations under clause 5.7(c) of the Security Agreement.

5.2 Termination of this deed

(a) This deed will terminate when:

    (i) the Secured Party notifies the Security Provider and the Participant that it has released all CHESS Securities that form part of the Secured Property from the Security Agreement and that the Security Agreement has been terminated; or

    (ii) each Company ceases to be quoted on the official list of the ASX.

The Secured Party must notify the Participant of any release or termination.

(b) The termination of this deed does not affect any rights or obligations of the parties which accrue before termination.

6. Expenses, stamp duties and GST

6.1 Expenses

(a) The Security Provider must reimburse the Participant on demand for, and indemnifies the Participant against, all costs, losses and expenses including legal fees, costs and disbursements reasonably incurred in connection with negotiating, preparing and executing this deed and any subsequent consent, agreement, approval, waiver or amendment relating to, or discharge of, this deed.

(b) The Security Provider will bear the cost of its compliance with this deed.

6.2 Stamp duties

The Security Provider:

(a) must promptly pay all stamp duty, transaction, registration and similar Taxes, including fines and penalties which may be payable to, or required to be paid by, any appropriate Government Authority or determined to be payable in connection with the execution, delivery, performance or enforcement of this deed or any payment, receipt or other transaction contemplated by this deed; and

(b) indemnifies the Participant and the Secured Party against any loss or liability incurred or suffered by it as a result of the delay or failure by the Security Provider to pay any Taxes as required in accordance with clause 6.2(a).

6.3 GST

(a) Any reimbursement required to be made by the Security Provider under this deed for a Cost or other amount paid or incurred by the Secured Party or Participant will be limited to the total Cost or other amount less the amount of any input tax credit to which the Secured Party or Participant is entitled for the acquisition to which the Cost or other amount relates.

(b)   If GST is payable in respect of any supply made by or through the Secured Party or Participant under, pursuant to, or in connection with this deed (**GST Liability**), then:

(i)   where consideration is provided by the Security Provider or Participant in relation to that supply, the Security Provider will pay an additional amount to the Secured Party or Participant equal to the full amount of the GST Liability; and

(ii)   except where clause 6.3(b)(i) applies, the Security Provider will indemnify and keep the Secured Party or Participant indemnified for the full amount of the GST Liability.

The Secured Party or Participant will provide to the Security Provider a tax invoice complying with the relevant law relating to any payment made to it in accordance with this clause 6.3(b).

7.   Indemnity to Participant

(a)   The Security Provider indemnifies the Participant against, and must pay to the Participant on demand amounts equal to, any liability, cost, loss or expenses suffered by the Participant as a result of or in connection with:

(i)   the Participant complying with its obligations under this deed;

(ii)   the exercise of a Power by the Secured Party, a Receiver or any Attorney in relation to this deed, the Security Agreement, the CHESS Sponsorship Agreement or the CHESS Securities; or

(iii)   any actual or alleged breach by the Security Provider of this deed or any applicable law.

(b)   To the extent not indemnified by the Security Provider (including as a result of the Security Provider's insolvency or lack of funds), the Secured Party indemnifies the Participant against, and must pay to the Participant on demand amounts equal to, any liability, cost, loss or expenses suffered by the Participant as a result of or in connection with:

(i)   acting, or not acting, in accordance with any notice or instruction given to the Participant by the Secured Party, a Receiver or any Attorney;

(ii)   the exercise of a Power by the Secured Party, a Receiver or any Attorney in relation to this deed, the Security Agreement, the CHESS Sponsorship Agreement or the CHESS Securities; or

(iii)   any actual or alleged breach by the Secured Party, a Receiver or any Attorney of any Finance Document or any applicable law.

The indemnity in this clause 7 does not apply to any cost, loss or expense suffered by the Participant as a result of its own fraud, gross negligence or wilful misconduct.

8.   Assignment

(a)

(i)   The Secured Party may at any time assign or otherwise transfer all or any part of its rights under this deed and may disclose to a proposed assignee or transferee any information in the Secured Party's possession relating to the Security Provider.

(ii) If the Secured Party assigns or otherwise transfers all or any part of its rights under this deed as permitted in accordance with this clause 8(a), the Security Provider may not claim against any assignee or transferee any right of set-off or any other rights the Security Provider has against the assigning or transferring Secured Party.

(b) The Security Provider cannot assign, novate or otherwise transfer any of its rights or obligations under this deed without the prior written consent of the Secured Party.

(c) The Secured Party must, as a condition of any assignment or transfer of all or any part of its rights or obligations under this deed, procure that the assignee or transferee duly executes and delivers to the Participant a deed in form and substance acceptable to the Participant (acting reasonably) under which the assignee or transferee agrees to be bound by the provisions of this deed.

(d) The Participant may transfer its rights and obligations under this deed and the Sponsorship Agreement to a successor Participant in accordance with clause 9.

9. Resignation of Participant

(a) The Participant may resign and appoint one of its Related Bodies Corporate as successor Participant (provided that Related Body Corporate is authorised to act as a Controlling Participant) by giving notice to the Secured Party and the Security Provider.

(b) Alternatively, the Participant may resign by giving not less than 30 days' notice to the Secured Party and the Security Provider, in which case the Secured Party or the Security Provider (with the prior written consent of the Secured Party) must appoint a successor Participant.

(c) Alternatively, the Participant may immediately retire if, and on the date that:

(i) the Participant becomes unable or ineligible to continue to perform its obligations as Participant in relation to the CHESS Securities (for any reason); or

(ii) the Participant is no longer the Controlling Participant with respect to the CHESS Securities (whether as a result of a Participant Change Statement or otherwise),

in which case the Secured Party or the Security Provider (with the prior written consent of the Secured Party) must appoint a successor Participant.

(d) The retiring Participant must:

(i) make available to the successor Participant those documents and records and provide any assistance as the successor Participant may reasonably request for the purposes of performing its functions as the Participant under this deed and as Controlling Participant in respect of the CHESS Securities under the Sponsorship Agreement; and

(ii) enter into and deliver to the successor Participant those documents and effect any registrations as may be reasonably required for the transfer or assignment of all of its rights and benefits under this deed and the Sponsorship Agreement to the successor Participant.

(e) The Security Provider must, within ten Business Days of demand by the retiring Participant, reimburse the retiring Participant for the amount of all costs and expenses (including legal fees) properly and reasonably incurred by it in making available such documents and records and providing such assistance.

(f) The resignation of the Participant (other than under paragraph (c) above which shall become effective immediately) and the appointment of any successor Participant will both become effective only when:

(i) the successor Participant notifies all the parties that it accepts its appointment; and

(ii) the successor Participant confirms that the rights under this deed and the Sponsorship Agreement (and any related documentation) have been transferred or assigned to it.

On satisfaction of the above conditions the successor Participant will succeed to the position of the Participant and the term Participant will mean the successor Participant.

(g) Upon its resignation becoming effective, the retiring Participant will be discharged from any further obligation in respect of this deed and the Sponsorship Agreement but will remain entitled to the benefit of this clause. Any successor Participant and each of the other parties will have the same rights and obligations amongst themselves as they would have had if such successor had been an original party to this deed.

(h) The indemnities in favour of the Participant survive any resignation of that Participant.

10. Notices

10.1 Communications in writing

(a) Any communication to be made under or in connection with this deed shall be made in writing and, unless otherwise stated, may be made by fax or letter.

(b) Each communication (including each notice, instruction, consent, approval, request or demand) under or in connection with this deed:

(i) must be legible and in writing;

(ii) must be addressed to the following address or facsimile number (or as otherwise notified by a party to the Security Provider, the Participant and the Secured Party from time to time:

Security Provider

Address: 39 East Union Street
                                Pasadena, California 91103
                                United States of America
Fax: 001-626-795-8090
For the attention of: Christopher A. Wilson

Participant

Address:	Level 31
	Gateway Building
	1 Macquarie Place
	Sydney, NSW, 2000
	Australia
Fax:	+61 8206 4819
For the attention of:	Matthew Gallagher / CS Equities Australia
	Settlements

Secured Party

Address:	233 Wilshire Boulevard
	Suite 425
	Santa Monica, CA 90401
	United States of America
Fax:	310.260.6576
For the attention of:	Douglas B. Trussler

  (iii) must be signed by the sender or by an Authorised Officer of the sender.

(c) Any communication or document made or delivered by one person to another under or in connection with this deed will only be effective:

  (i) if by way of fax, when received in legible form; or

  (ii) if by way of letter, when it has been left at the relevant address or 5 Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

  and, if a particular department or officer is specified as part of the address details set out in clause 9(b) above, if addressed to that department or officer.

(d) Any communication or document to be made or delivered to the Secured Party will be effective only when actually received by the Secured Party and then only if it is expressly marked for the attention of the department or officer identified with the Secured Party's signature (or any substitute department or officer as the Secured Party shall specify for this purpose).

(e) Any communication or document which becomes effective, in accordance with this clause 9, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

(f) Each communication sent in accordance with this clause 10 may be relied on by the recipient if the recipient, acting reasonably, believes the communication to be genuine and if it appears to be executed by or on behalf of the sender in accordance with clause 10.1(b)(iii) (without the need for further enquiry or confirmation).

10.2 Electronic communication

(a) Any communication to be made between any two parties under or in connection with this deed may be made by electronic mail or other electronic means, to the extent that those two parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication and if those two parties:

  (i) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

       (ii)   notify each other of any change to their address or any other such information supplied by them by not less than 5 Business Days' notice.

(b)   Any electronic communication made between those two parties will be effective only when actually received in readable form and in the case of any electronic communication made by a party to the Secured Party or the Participant only if it is addressed in such a manner as the Secured Party or the Participant respectively shall specify for this purpose.

(c)   Any electronic communication which becomes effective, in accordance with clause 10.2(b) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

11. Miscellaneous

11.1 Authorised Officers and communications

The Security Provider irrevocably authorises the Secured Party and the Participant to rely on a certificate by any person purporting to be its director or secretary as to the identity and signatures of its Authorised Officers, and to rely on any notice or other document contemplated by this deed or the Security Agreement which bears the purported signature (whether given by facsimile or otherwise) of its Authorised Officer. The Security Provider warrants that those persons have been authorised to give notices and communications under or in connection with this deed and the Security Agreement.

11.2 Severance

If at any time a provision of this deed is or becomes illegal, invalid, void or unenforceable in any respect under the law of any jurisdiction, that will not affect or impair the legality, validity or enforceability:

(a)   in that jurisdiction of any other provision of this deed; or

(b)   under the law of any other jurisdiction of that or any other provision of this deed.

11.3 Variation

An amendment or variation to this deed is not effective unless it is in writing and signed by all the parties.

11.4 Powers cumulative

Each Power is cumulative and in addition to each other Power available to the Secured Party or any Receiver.

11.5 Waiver

(a)   Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, any Power does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other Power.

(b)   A waiver or consent given by the Secured Party under this deed is only effective and binding on the Secured Party if it is given or confirmed in writing by the Secured Party.

(c)   No waiver of a breach of a term of this deed operates as a waiver of another breach of that term or of a breach of any other term of this deed.

11.6 Indemnities

(a) Each indemnity in this deed is a continuing obligation, separate and independent from the other obligations of the parties and survives termination, completion, expiration or release of this deed and the resignation of any Participant.

(b) It is not necessary for the Participant or Secured Party to incur any expense or to make any payment before enforcing a right of indemnity conferred by this deed.

(c) The Security Provider and Secured Party must pay on demand any amount it must pay under an indemnity in this deed.

11.7 Moratorium legislation

To the fullest extent permitted by law, all laws which at any time operate directly or indirectly to:

(a) lessen or affect in favour of the Security Provider or Participant any obligation under this deed; or

(b) delay or otherwise prevent or prejudicially affect the exercise of any Power,

are expressly waived.

11.8 Counterparts

This deed may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes the deed of each party who has executed and delivered that counterpart.

11.9 No merger

This deed and the Powers are in addition to and do not merge with, postpone, lessen or otherwise prejudicially affect any other Finance Document or any other right, power, authority, discretion, remedy or privilege of the Secured Party.

11.10 Governing law

This deed is governed by the law applying in New South Wales.

11.11 Jurisdiction

The Security Provider irrevocably:

(a) submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating to this deed; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 11.11(a).

Executed as a deed and delivered on the date shown on the first page.

SIGNED, SEALED AND DELIVERED by **GFN Asia Pacific Holdings Pty Ltd. ACN 620 127 791** in accordance with section 127 of the Corporations Act 2001 (Cth):

Ronald F. Valenta	Christopher A. Wilson
Signature of director	Signature of company secretary/director
Ronald F. Valenta	**Christopher A. Wilson** **Secretary**
Full name of director	Full name of company secretary/director

Executed as a deed and delivered on the date shown on the first page.

SIGNED, SEALED AND DELIVERED for **GFN ASIA PACIFIC HOLDINGS PTY LTD ACN 620 127 791** by its attorney under power of attorney dated 19 September 2017 who has no notice of revocation of that power of attorney in the presence of:

Matthew Weetman	Melissa Jones
Signature of witness	Signature of attorney
MATTHEW WEETMAN	Melissa Jones
Name of witness (print)	Name of attorney (print)

SIGNED, SEALED AND DELIVERED by **Credit Suisse Equities (Australia) Limited ABN 35 068 232 708** in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of director	Signature of company secretary/director
Full name of director	Full name of company secretary/director

SIGNED, SEALED AND DELIVERED by **Bison Capital Partners V, L.P.** in accordance with the laws of the jurisdiction in which it is incorporated:

Signature	Signature
Full name of Authorised Person	Full name of Authorised Person

Executed as a deed and delivered on the date shown on the first page.

**SIGNED, SEALED AND DELIVERED by GFN
Asia Pacific Holdings Pty Ltd. ACN 620 127
791** in accordance with section 127 of the
Corporations Act 2001 (Cth):

Signature of director

Signature of company secretary/director

Full name of director

Full name of company secretary/director

**SIGNED, SEALED AND DELIVERED by Credit
Suisse Equities (Australia) Limited ABN 35
068 232 708** in accordance with section 127 of
the Corporations Act 2001 (Cth):

Signature of director

Signature of company secretary/director

Full name of director

Full name of company secretary/director

By:Bison Capital Partners V GP, L.P.,
general partner of Bison Capital Partners V, L.P.

**SIGNED, SEALED AND DELIVERED by Bison
Capital Partners V, L.P.** in accordance with the
laws of the jurisdiction in which it is incorporated:


By: Bison Capital Partners GP, LLC, its general partner



By:

Signature

Signature

DOUG TRUSSLER

Full name of Authorised Person

Douglas B. Trussler, Managing Member

Full name of Authorised Person

**SIGNED, SEALED AND DELIVERED by Credit
Suisse Equities (Australia) Limited ABN 35
068 232 708** by its authorised signatories in the
presence of:

_____
Signature of witness

Norbert Wong
_____
Full name of witness


_____
Signature of authorised signatory

WINSTON LOICE
_____
Full name and title of authorised signatory

_____
Signature of authorised signatory

_____
Full name and title of authorised signatory

| Andrew Couper |
| Authorised Signatory |

SIGNED, SEALED AND DELIVERED by Bison Capital Partners V, L.P. in accordance with the laws of the jurisdiction in which it is incorporated:



_____

Signature

_____

Signature

_____

Full name of Authorised Person

_____

Full name of Authorised Person

Schedule 1 – Sponsorship Agreement Terms



Broker
Sponsorship
Agreement



Broker Sponsorship Agreement

This agreement consists of two parts: the details and the standard terms including provisions relating to the Privacy Act 1988 (Cth). They should be read together.

Details

Parties
Please use block letters

Broker   Credit Suisse Equities (Australia) Limited, ABN 35 068 232 708 AFSL 237237

Customer Name
Full Name(s)

Address

OR

Entity Name (eg. Company)

Name   GFN Asia Pacific Holdings Pty Ltd.

Address   Level 35, Tower Two, International Towers Sydney

           200 Barangaroo Avenue, Barangaroo, NSW 2000

ABN |6,2|0,1,2|7,7,9| 1| | | AFSL | , , , , , |

Office use only

Reference Number

Account Number

HIN Number *(to be inserted after signing)*



Signing by you

I/We acknowledge signing the agreement, incurring obligations under it and giving rights under it for valuable consideration received.

Signature of Applicant	**Joint Applicant/ Additional Signatory** (if applicable)
Signed by Charles E. Barrantes	Signed by Christopher A. Wilson
for and on behalf of (entity name if applicable)	for and on behalf of (entity name if applicable)
in the presence of Sally Lierheimer	in the presence of Sally Lierheimer
Signature of witness	**Signature of witness**
Name of witness	Name of witness
Date (dd/mm/yyyy) 1 2 0 9 2 0 1 7	Date (dd/mm/yyyy) 1 2 0 9 2 0 1 7

If you are an individual(s), you MUST also sign the Privacy Act 1988 (Cth) acknowledgment on page 10.

Signing by the Broker

Signature of Authorised Signatory	**Signature of Authorised Signatory**
Signed by	Signed by
for and on behalf of Credit Suisse Equities (Australia) Limited	for and on behalf of Credit Suisse Equities (Australia) Limited
Date (dd/mm/yyyy)	Date (dd/mm/yyyy)

What is a Sponsorship Agreement?

[illegible]

Standard Terms

The meaning of words printed like *this* and of some other key words are explained in the Glossary at the end of this agreement. Some definitions are sourced from the *Settlement Rules* and *Corporations Act*. You should read those laws for the full definition. Definitions may change from time to time if those laws change.

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1. Appointment of Broker

1.1 You authorise and direct the *Broker* to provide transfer and settlement services as your agent and *controlling participant* in relation to the *financial products* from the commencement of this agreement (including initiating requests for issue, redemption or Switching of *AQUA Products*). From such commencement, any prior sponsorship or like agreement between the *Broker* and you terminates (without affecting any rights or obligations accrued before such termination) and any *holdings* sponsored under that agreement are sponsored under this agreement.

1.2 This agreement commences on the earlier of you (i) signing this agreement and (ii) placing an instruction or order with the *Broker* on an existing or new account sponsored by the *Broker* after having been provided a copy of this agreement. For the avoidance of doubt, this agreement commences regardless of whether or when you also agree to be bound by the Terms of Business of, or any other agreement with, the *Broker*.

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2. Trading Provisions

Broker's rights

2.1 If you authorise the *Broker* to acquire *financial products* you will pay for those *financial products* within three *business days* of the date of acquisition or such earlier time as is required to meet relevant settlement obligations.

2.2 Subject to clause 2.3, the *Broker* is not obliged to *transfer financial products* into the *participant sponsored holding* until payment for those *financial products* has been received.

2.3 If:

   (a) a contract to acquire *financial products* remains unpaid; and

   (b) the *Broker* has made a demand on you for the payment relating to those *financial products*, the *Broker* may dispose of (including by sale) those *financial products* that are the subject of that contract at your risk and expense, which shall include any brokerage, stamp duty, GST and any administration or fail fees imposed by *ASX Settlement, ASX, Chi-X* or *ASX Clear*.

2.4 If the *Broker* claims that an amount lawfully owed to it has not been paid by you it has the right to refuse to comply with your *withdrawal instructions*, but only to the extent necessary to retain *financial products* of the minimum value held in a *particular sponsored holding* (where the minimum value is equal to 120% of the current market value of the amount claimed).

2.5 The *Broker* is not obliged to *transfer financial products* into your *holding* until the *Broker* receives payment for them.

Your rights

2.6 The *Broker* will not initiate any *transfer* or *conversion* into or out of the *participant sponsored holding* without your express authority. Without limitation to the foregoing, you acknowledge that the *Broker* maintains *clearing holdings* for CHESS settlement purposes and you authorise the *Broker* to *transfer* your *financial products* between *holdings* for such purposes.

2.7 Subject to clauses 2.3 and 2.4, the *Broker* will initiate any *transfer, conversion* or other action necessary to give effect to *withdrawal instructions* within the Scheduled Time (as at the date of this agreement, being two *business days* of the date of giving the *withdrawal instructions*).

2.8 The *Broker* will initiate any *transfer, conversion* or other action necessary to give effect to *withdrawal instructions* within the Scheduled Time (as at the date of this agreement, being two *business days* of the date of giving the *withdrawal instructions*).

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3. Other Rights and Duties

Supply of information and further assurances

3.1 You shall supply all information and supporting documentation and do all such other things which are reasonably required to permit the *Broker* to comply with the registration or other requirements in force from time to time under the *Applicable Laws* (for example, the *Settlement Rules*), including anything arising from your instructions, as and when requested by the *Broker*.

3.2 Where any information you provide (including personal details or acknowledgments) changes or becomes inaccurate or misleading, you must tell the *Broker* of the change (and supply any necessary supporting documentation) as soon as possible. You acknowledge that we may be required to pass this information to persons including *ASX, ASX Settlement, ASX Clear, Chi-X* or the issuer of *financial products* under *Applicable Laws*.

Exchange Trade Options, Pledging and SubPositions

3.3 If you:

   (a) arrange with *ASX Clear* to lodge *financial products* in a *participant sponsored holding* as cover for written positions in the *Australian Options Market*, and you inform the *Broker*; or

   (b) arrange with any person to give a charge or any other interest in *financial products* in a *participant sponsored holding*,

then you authorise the *Broker* to take whatever action is reasonably required by *ASX Clear* or the person (as applicable) in accordance with the *Settlement Rules* to give effect to that arrangement.

3.4 You acknowledge that where, in accordance with this agreement and/or your instructions, the *Broker* initiates any action which has the effect of creating a *sub-position* over *financial products* in the *participant sponsored holding*, your right to transfer, convert or otherwise deal with those *financial products* is restricted in accordance with the terms of the *Settlement Rules* relating to *sub-positions*.

3.5 Nothing in this agreement operates to override any interest in *ASX Clear* in the *financial products*.

Fees

3.6 You shall pay to the *Broker* when requested any costs and expenses incurred by the *Broker* in relation to stamp duty, registration, brokerage, GST and other fees and charges associated with *CHESS* and any other expenses incurred on your behalf.

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4. Mandatory Notifications and Acknowledgments

Broker Status

4.1 The *Broker* confirms that it is a *General Settlement Participant* and the holder of an Australian Financial Services Licence. The *Broker* is subject to the provisions of the Corporations Act and the *Settlement Rules* and information as to its status can be obtained from the ASIC and the ASX.

Breach by the Broker

4.2 If the *Broker* breaches a provision of this agreement and you make a claim for compensation pursuant to that breach, the ability of the *Broker* to satisfy that claim will depend on its financial circumstances.

4.3 If a breach by the *Broker* of a provision of this agreement falls within the circumstances specified in the compensation arrangements applicable to the Approved Market Operator or the Clearing Participant of *ASX Clear* under the *Corporations Act* and *Corporations Regulations*, you may make a claim under the relevant compensation arrangements.

4.4 You acknowledge that you may obtain information on the circumstances in which you may make a claim on the National Guarantee Fund or information on the National Guarantee Fund generally by contacting the Securities Exchanges Guarantee Corporation Limited (ABN 19 008 626 793).

4.5 In the event that the *Broker* breaches any of the provisions of this agreement you may refer that breach to any regulatory authority, including *ASX Settlement*. If you wish to make a complaint you may do so to any appropriate regulatory authority (including ASX, *Chi-X* or *ASIC*), *ASX Settlement* or, if you are a retail client, the Financial Ombudsman Service (FOS).

4.6 In the event that the *Broker* is suspended from *CHESS* participation, then subject to the assertion of an interest in *financial products* the *Broker* controls by a liquidator, receiver, administrator or trustee of the *Broker*:

   (a) you have the right, within 20 *business days* to give notice to *ASX Settlement* requesting that any *participant sponsored holdings* be removed either:

     (i) from the *CHESS Subregister*; or

     (ii) from the control of the *Broker* to the control of another *participant* with whom you have concluded a valid *Sponsorship Agreement* pursuant to rule 12.19.10 of the *Settlement Rules* or,

   (b) where you do not give notice under clause 4.6(a), *ASX Settlement* may effect a change of *Sponsorship Participant* under rule 12.19.11 of the *Settlement Rules* and you shall be deemed to have entered into a new *Sponsorship Agreement* with that *participant* on the same terms. Where you are so deemed the *participant* must enter into a new agreement with you within ten *business days* of the change.

Holder death or bankruptcy

4.7 You acknowledge that in the event of your death or bankruptcy, a *holder record lock* will be applied to all *participant sponsored holdings* in accordance with the *Settlement Rules*, unless your legally appointed representative or trustee elects to remove the *participant sponsored holdings* from the *CHESS Subregister*.

4.8 You acknowledge that in the event of your death, this agreement is deemed to remain in operation for a period of up to three calendar months after the removal of a holder record lock, subject to clause 4.7 and the consent of the legally appointed representative authorised to administer your estate.

4.9 You acknowledge that where there is more than one of you holding *financial products* in a *participant sponsored holding* jointly, and one of you dies, the *Broker* shall transfer all *holdings* under the joint *holder record* into new *holdings* under a new *holder record* in the name of the surviving joint holder, and that this agreement remains valid for the new *holdings* under the new *holder record*.

4.10 You acknowledge that where there is more than one of you holding *financial products* in a *participant sponsored holding* jointly, and one of you becomes bankrupt, the *Broker* will:

(a) unless the legally appointed representative of the bankrupt elects to remove the *participant sponsored holdings* from the *CHESS Subregister*.

    (i) establish a new *holder record* in the name of the bankrupt and transfer the interest of the bankrupt into new *holdings under* that new *holder record*; and

    (ii) request that *ASX Settlement* apply a *holder record lock* to all holdings under that *holding record*; and

(b) establish a new *holder record* in the names of the other joint holders and transfer the interest of those holders into a *new holding* under that new *holder record*.

Transfers

4.11 You acknowledge that if a transfer is taken to be effected by the *Broker* under Section 9 of the *Settlement Rules* and the *source holding* for the *transfer* is a *participant sponsored holding* then:

(a) you may not assert or claim against *ASX Settlement* or the relevant issuer that the *transfer* was not effected by the *Broker* or the *Broker* was not authorised by you to effect the *transfer*;

(b) unless the *transfer* is also taken to have been effected by a Market Participant of an Approved Market Operator or a Clearing Participant of *ASX Clear*, you have no claim arising out of the *transfer* against the compensation arrangement applicable to the Approved Market Operator or the Clearing Participant of ASX Clear under the *Corporations Act* and *Corporations Regulations*.

Change of Controlling Participant

4.12 The *Broker* may notify the holder of a proposal to change the *participant* that sponsors the *participant sponsored holding* in *CHESS* (for example, because the *Broker* has transferred its business to another *participant*), by giving the holder 20 *business days'* notice of the proposed change in accordance with the *Settlement Rules* ('**Participant Change Notice**').

4.13 On receiving the Participant Change Notice you may terminate the agreement within 20 *business days* of being sent the Participant Change Notice by giving *withdrawal instructions* under the *Settlement Rules* to the *Broker*, indicating you wish to either:

(a) *transfer* your holdings to another *participant*; or

(b) *transfer* your holdings to the Issuer Sponsored Subregister.

4.14 If you do not terminate this agreement in accordance with clause 4.13, and do not give any other instructions to the existing *controlling participant* which would indicate you do not agree to the change of *controlling participant* then, on the date notified in the Participant Change Notice (subject to clause 4.15, '**Effective Date**'), this agreement will have been taken to be novated to the new *controlling participant* and will be binding on all parties as if, on the Effective Date:

(a) the new *controlling participant* is a party to this agreement in substitution for the existing *controlling participant*;

(b) any rights of the existing *controlling participant* are transferred to the new *controlling participant*; and

(c) you release the existing *controlling participant* from any obligations arising on or after the Effective Date.

4.15 Any novation under clause 4.14 will not take effect until you have received a notice from the new *controlling participant* confirming they consent to act and so may occur later than the date set out in the Participant Change Notice.

4.16 You will be deemed to have consented to the novation as of the Effective Date by continuing to use the service under this agreement (or the doing of any other act which is consistent with the novation of this agreement to the new *controlling participant*, such as giving an instruction to the new *controlling participant*) after receiving a notice under clause 4.15.

4.17 This agreement continues for the benefit of the *Broker* in respect of any rights and obligations that accrue before the Effective Date.

4.18 If for any reason the novation is not binding or effective, this agreement will continue for the benefit of the *Broker* until the novation is effective. In such cases the *Broker* will hold this agreement for the new *controlling participant*.

4.19 Nothing in clauses 4.12 to 4.19 will prevent the completion of *CHESS* transactions by the *Broker* where the obligation to complete those transactions arises before the Effective Date and this agreement will continue to apply to the completion of those transactions, despite any novation of this agreement to the new *controlling participant* under clause 4.14.

4.20 You acknowledge that any change of *controlling participant* may also be subject to any conditions stipulated by *ASX Settlement* in connection with the transfer being met and *ASX Settlement* consenting to the transfer and that if any holdings comprise *AQUA Products*, the new *controlling participant* must be accredited in accordance with Section 18 of the *Settlement Rules* to facilitate settlement of *AQUA Products* or otherwise the *Broker* (or *ASX Settlement*) will convert such holdings to the *Issuer Sponsored Subregister*.

5. Client Acknowledgments Regarding this Agreement

5.1 You acknowledge that:
(a) before you executed this agreement, you read it and its effect was explained to you, and you acknowledge that you understand it. For more information please contact the Chief Operating Officer of the *Broker* on –61 2 8205 4400 between 9am and 5pm, AEST on a business day;
(b) by entering into this agreement, you expressly instruct the *Broker* not to provide you with an hard copy of this agreement signed by the *Broker* within three *business days* of entering into this agreement. You may ask for an executed copy at any time thereafter and the *Broker* will provide you with a copy within a reasonable time;
(c) this agreement is subject to, and you agree to comply with, all *Applicable Laws*. You must also not take any action (or omit to act in a way) that prevents or impedes the Broker from complying with its obligations under any *Applicable Law*;
(d) if any of the provisions in this agreement are or become inconsistent with any *Applicable Law*, the *Broker* shall, by giving you not less than seven *business days* written notice, vary this agreement to the extent to which in the *Broker's* reasonable opinion is necessary to remove any inconsistency; and
(e) the *Broker* does not control, and is in no way liable for any act or omission of, any Product Issuer Settlement Participant, including in connection with any acceptance or rejection of any issue, redemption, Switch or cancellation request relating to an AQUA Product.

6. Termination

6.1 Subject to the *Settlement Rules*, this agreement will terminate on:
(a) five *business days'* prior notice to that effect by you to the *Broker*;
(b) your receipt of a notice to that effect from the *Broker*;
(c) the *Broker* becoming insolvent; or
(d) the termination or suspension of the *Broker* as a *participant*.

7. Notices and Other Communications

7.1 Notices, certificates, consents and other communications in connection with this agreement must be:
(a) in writing unless otherwise specified; and
(b) given in accordance with rule 1.10 of the *Settlement Rules*.
7.2 Communications from the *Broker* may be signed by a director or by any duly authorised signatory of the *Broker*. If you are a company, communications from you must be signed by a director.

8. Variation

8.1 This agreement may be varied only by prior written agreement between the parties or as provided under clause 5.1(d).

9. Glossary

9.1 Except as otherwise expressly set out in this agreement, in this agreement, all terms have the meanings given to them in the Settlement Rules and the Corporations Act and:
Applicable Law means each of:
(a) the ASX Operating Rules
(b) the Chi-X Australia Operating Rules
(c) the ASX Settlement Operating Rules
(d) ASX Clear Operating Rules
(e) ASIC Market Integrity Rules
and any other applicable law.

AQUA Product has the meaning in the Settlement Rules.

ASIC Market Integrity Rules means each of the ASIC Market Integrity Rules (ASX Market), ASIC Market Integrity Rules (Chi-X Australia Market) and ASIC Market Integrity Rules (Competition for Exchange Markets).

ASX means ASX Limited (ACN 008 624 691).

ASX Clear means ASX Clear Pty Limited (ACN 001 314 503).

ASX Clear Operating Rules means the operating rules of ASX Clear.

ASX Operating Rules means the operating rules of ASX.

ASX Settlement means ASX Settlement Pty Limited (ACN 008 504 532).

Broker means Credit Suisse Equities (Australia) Limited.

business day has the meaning in the *Settlement Rules*.

CHESS stands for Clearing House Electronic Subregister System and has the meaning in the *Settlement Rules*. It is a secure electronic system of transferring and registering ownership of shareholdings in listed companies.

CHESS holding has the meaning in the *Settlement Rules*.

CHESS Subregister has the meaning in the *Settlement Rules*. Generally it means that part of the register of an entity that is administered by *ASX Settlement*.

Chi-X means Chi-X Australia Pty Ltd (ACN 129 534 667).

Chi-X Operating Rules means the operating rules of Chi-X, as published by Chi-X from time to time.

controlling participant has the meaning in the *Settlement Rules*. Generally it means the *participant* that has the capacity in *CHESS* to transfer or convert *financial products* from the *holding*, amongst other things.

conversion has the meaning in the *Settlement Rules*.

Corporations Act means the *Corporations Act* 2001 (Cth), an act of the Commonwealth of Australia and **Corporations Regulations** means any regulations promulgated under that Act.

costs includes charges and expenses, and costs, charges and expenses in connection with legal, financial and other advisers on a full indemnity basis.

financial products means:
(a) Division 4 financial products as defined in regulation 7.11.03 of the Corporations Regulations;
(b) For the purposes of *Settlement Rule 8.3.2* financial products issued under an employee incentive scheme and company issued options; and
(c) AQUA Products to be settled in accordance with Section 18 of the *Settlement Rules*.

General Settlement Participant has the meaning in the *Settlement Rules*. Generally it means a *participant* who is admitted to use the settlement facilities provided by ASX Settlement under *Settlement Rule 4.3*.

holder record has the meaning in the *Settlement Rules*. Generally it means the details recorded by *ASX Settlement* in *CHESS* for the purpose of operating one or more *holdings* on the *CHESS Subregister*.

holder record lock has the meaning in the *Settlement Rules*. Generally it means the facility in *CHESS* for preventing *financial products* from being deducted from a *holder record's* holding.

holding has the meaning in the *Settlement Rules*. Generally it means a holding of *financial products* by a person.

participant has the meaning in the *Settlement Rules*. Generally it means a participant admitted to participate in *CHESS* under the *Settlement Rules*.

participant sponsored holding has the meaning the *Settlement Rules*. Generally it means a holding on *CHESS* of a person that has a current *Sponsorship Agreement* with a broker.

Settlement Rules means the operating rules of ASX Settlement.

source holding has the meaning in the *Settlement Rules*. Generally it means the holding from which *financial products* will be deducted to give effect to a transfer or other transaction.

Sponsorship Agreement has the meaning in the *Settlement Rules*.

Sponsorship Participant has the meaning given to it in the *Settlement Rules*. Generally it means a participant that establishes and maintains a *participant sponsored holding*.

sub-position has the meaning the *Settlement Rules*. Generally it means the facility in *CHESS* for certain activities in relation to *financial products* under *CHESS* to be restricted.

transfer has the meaning in the *Settlement Rules*. Generally it means a transfer of *financial products* from or to a *holding* on *CHESS*.

withdrawal instructions has the meaning in the *Settlement Rules*. Generally it means the instructions a person gives to a participant for the withdrawal of *financial products* from a *participant sponsored holding*.

you or **the holder** means the person(s) named in the Details on page 3 of this agreement. If there is more than one person, **you** or **the holder** means each of them separately and every two or more of them jointly.

9.2 A reference to:
(a) 'including', 'for example' or similar expressions when introducing an example does not limit the meaning of those to which the example relates to that example of a similar kind;
(b) 'person' includes an individual, a firm, a body corporate, an unincorporated association or an authority;
(c) 'law' means common law, principles of equity and laws made by parliament (and includes regulations and other instruments under laws made by parliament and consolidations, amendments, re-enactments or replacements of any of them);
(d) to a party includes the party's administrators, successors and permitted assignees
(e) the singular includes the plural and vice versa;
(d) a document includes any novation, variation or replacement of it;
(e) an Applicable Law means that Applicable Law as in force and effect from time to time, including any amendments or restatements of that Applicable Law; and
(h) anything includes the whole and each part of it.

Privacy Notification and Consent

At Credit Suisse we are serious about our responsibility to protect your privacy. We do this by handling personal information in a responsible manner and in accordance with Privacy Act 1988 (Cth).

In this Privacy Notification and Consent 'we/us' means Credit Suisse Equities (Australia) Limited and related companies that assist us to provide our products and services.

Purposes for which we collect, hold, use and disclose your personal information

We collect, hold, use and disclose your personal information for a number of purposes which may include:

- To process and assess applications or requests to open an account and for future financial products and services (including verifying your identity for these purposes) and to administer your account and related services;
- To conduct reviews of your account, financial products and services;
- To evaluate and monitor credit worthiness and assist other financial institutions to conduct credit checks and monitoring to ensure your on-going creditworthiness;
- To comply with applicable laws both in Australia and overseas including the National Consumer Credit Protection Act; the Anti-Money Laundering and Counter-Terrorism Financing Act; the Personal Property Securities Act and State and Territory real property and security interests laws; the Banking Act; the Financial Sector (Collection of Data) Act and the Corporations Act;
- For other purposes as listed in the Credit Suisse Privacy and Credit Reporting Policy.

We usually collect your personal information directly from you. However, sometimes we may need to collect personal information about you from third parties for the purposes described above. The circumstances in which we may need to do this include, for example, where we need information from a third party to assist us to process your application (such as to verify information you have provided or to assess your circumstances) or to assist us to locate or communicate with you.

If you do not provide us the information we request we may not be able to provide or administer the financial products and services that you are seeking.

Disclosure of your personal information to third parties

We may disclose to, and obtain from various organisations, personal information about you for the purposes described above (as well as otherwise permitted by the Privacy Act). Such organisations include:

- Any person or organisation to whom disclosure of your personal information is necessary in order for us to validly provide, manage, administer and/or enforce any services or transactions requested or authorised by you;
- Our related companies and third party organisations in Australia and overseas that carry out functions on our behalf including mailing houses, custodians, data processors;
- Regulatory and tax authorities in Australia and overseas who may share information with relevant foreign authorities (with or without notice to you) and where otherwise required by law;
- ASX Limited where required under the ASX Operating Rules. ASX Limited may use your personal information for its own purposes including in the course of compliance activities;
- Organisations wishing to acquire an interest in any part of our business from time to time. Your personal information and account details may be disclosed to any other person to whom we assign or transfer (or may potentially assign or transfer) all or any of our rights and obligations under this Agreement;
- Organisations that maintain our information systems (including information systems of our related companies and third parties) both within Australia and overseas on which your personal information and account details will be stored (provided that your personal information and account details are protected by appropriate confidentiality and security measures); and
- Other organisations as listed in the Credit Suisse Privacy and Credit Reporting Policy.

Overseas disclosures

Some of the above recipients of personal or credit information may be located outside of Australia. It is not reasonably practicable to list all of the countries to which your information may be transmitted from time to time but it is likely that such countries will include countries in which the Credit Suisse group has offices globally. A list of those countries is available through the office locator on the Credit Suisse website at www.credit-suisse.com/au and include India, Singapore, Hong Kong, Switzerland, Poland, United States, United Kingdom, Korea and Japan.

Credit Suisse Australia – Privacy and Credit Reporting Policy – how to access and correct information and make a complaint

You can view the Credit Suisse Privacy and Credit Reporting Policy at www.credit-suisse.com/au or obtain a copy by calling the Credit Suisse Privacy Officer. The policy includes information about how you can access the personal information that we may hold about you or ask us to correct it and how to complain about a breach by us of the Privacy Act and how we will deal with such a complaint. If you wish to find out more information, or raise any specific or general privacy concerns about us or the Credit Suisse Privacy and Credit Reporting Policy or practices please contact the:

Credit Suisse Privacy Officer
Level 31, Gateway Building
1 Macquarie Place
Sydney NSW 2000
Telephone (02) 8205 4400

Marketing

By making an application for an account, product or service you agree that we and our related companies may use your personal information (including your telephone number, regardless of whether it is listed on the Do Not Call Register, and your email or other electronic addresses) to keep you informed about other products and services which may be of interest to you. You may be contacted by phone, mail, email and SMS or other electronic messages. These consents operate indefinitely and shall remain in effect unless and until you notify us in writing or by phone that you do not wish to receive these communications. Your telephone calls with us and our related companies may be recorded and monitored for the purpose of verification.

By signing below you:
(a) acknowledge that you have read and understood this Notification and Consent and the Credit Suisse Privacy and Credit Reporting Policy;
(b) authorise us to collect, use and disclose your personal information as described in this notification and the Credit Suisse Privacy and Credit Reporting Policy; and
(c) consent to us and our related companies using your personal information to keep you informed about other financial products and services which may be of interest to you.

Signature of Applicant

Name of individual   Christopher A Wilson for
GFN Asia Pacific Holdings Pty Ltd.

Date (dd/mm/yyyy)   1 2 0 9 2 0 1 7

Joint Applicant/ Additional Signatory
(if applicable)

Name of individual

Date (dd/mm/yyyy)

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CREDIT SUISSE